

Bombardier Recreational Products Inc.

For immediate release

Press release

ORGANIZATIONAL CHANGES AT BRP

Valcourt, Québec, January 20, 2006 **–** Bombardier Recreational Products Inc. (BRP) announces that Mr. Louis Morin has left the company and that Mr. François Tessier, BRP's current vice president, Finance, will assume the position of chief financial officer on an interim basis. This becomes effective immediately.

"On behalf of BRP and the entire management team, I would like to thank Mr. Morin for his contribution to the Company over the past two years. We wish him the best in his successive endeavours," said José Boisjoli, president and chief executive officer, BRP.

The Company expects to announce a new chief financial officer shortly.

BRP, a privately-held company, is a world leader in the design, development, manufacturing, distribution and marketing of motorized recreational vehicles. Its portfolio of brands and products includes: Ski-Doo® and Lynx™ snowmobiles, Sea-Doo® watercraft and sport boats, Johnson® and Evinrude® outboard engines, direct injection technologies such as Evinrude E-TEC®, Bombardier* ATV all-terrain vehicles, Rotax® engines and karts.

www.brp.com

®, ™ Trademarks of Bombardier Recreational Products Inc. or its subsidiaries.

* Trademark of Bombardier Inc. used under license.

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For information:

Pierre Pichette,
Vice president,
Communications & Public Affairs
450.532.5188
pierre.pichette@brp.com

Ski-Doo
Lynx
Sea-Doo
Evinrude
Johnson
Rotax
Bombardier ATV